Exhibit 99.1

ZOOZ Power Doubles Ultrafast Charging Capacity at Second Site on Cross-Israel Highway, Enabling Major Improvement in Service and Revenue Opportunity with no Grid Upgrade

●	ZOOZ Power has installed its flywheel-based power boosting and management solution at a second site on Route 6, the Cross-Israel Highway, one of Israel’s most congested transportation corridors, in partnership with Dor-Alon and AfconEV following its first installation in May, 2024
●	Using stored kinetic energy from its flywheels and its energy management software, ZOOZ Power supplements the grid power, maximizing charging infrastructure utilization
●	The two installations more than double the potential ultrafast charging capacity at each of the two sites without upgrading the grid
●	With the completion of these second installation, it is the first time that 4x 150kW ultra-fast chargers are available with only a 300kW grid connection (previously only 1x 150kW and 2 x 100kW charges where available) are available in one site and in the other site 3x 150kW with only 200kW grid are available (previously with 1x150kW and 1x 50kW chargers)
●	Installation underscores ZOOZ Power’s ability to unlock ultra-fast EV charging, potentially maximizing site revenue for CPOs without investing in grid upgrades

Tel-Aviv, June 20, 2024 – ZOOZ POWER Ltd. (NASDAQ and TASE: ZOOZ), a leading provider of flywheel-based power boosters for enabling ultra-fast EV charging, has announced today that its innovative power boosting and management solution has been installed and is operational at a second Dor-Alon station on Route 6, the Cross-Israel Highway, following the rollout of its first Dor-Alon station booster in May 2024.

These new installations, are a joint venture between ZOOZ Power, Dor-Alon, a leading gas station network operator, and Afcon Electric Transportation, a leading charge point operator (CPO) in Israel.

ZOOZ Power’s system works by dynamically managing charging while using stored kinetic energy to supplement limited grid supply, maximizing infrastructure utilization without costly upgrades, and increasing revenue opportunities for the sites owner.

These sites are the first in the world where four 150kW ultra-fast chargers are boosted by flywheel technology while powered with only a 300kW grid connection, avoiding the need to upgrade the site to 600kW connection. They will potentially meet the increasing demand for ultra-fast charging capabilities and enhance services for EV drivers along one of Israel’s busiest routes.

Avi Cohen, Executive Chairman of ZOOZ Power said:

“Our latest collaboration with Dor-Alon and AfconEV is ushering in a new era of ultra-fast charging. This partnership marks another important milestone in advancing ultra-fast charging services and enhancing driving experiences for EV drivers. By optimizing limited grid infrastructure through intelligent energy management, we are enabling significant increase in revenue and facilitating profitable ultrafast charging rollouts. These advancements would be unattainable without massive upfront grid investments.”

About ZOOZ Power

ZOOZ is the leading provider of Flywheel-based Power Boosting solutions enabling widespread deployment of ultra-fast charging infrastructure for electric vehicles (EV), while overcoming existing grid limitations.

ZOOZ pioneers its unique flywheel-based power boosting technology, enabling efficient utilization and power management of a power-limited grid at an EV charging site. Its Flywheel technology allows high-performance, reliable, and cost-effective ultra-fast charging infrastructure.

ZOOZ Power’s sustainable, power-boosting solutions are built with longevity and the environment in mind, helping its customers and partners accelerate the deployment of fast-charging infrastructure, thus facilitating improved utilization rates, better efficiency, greater flexibility, and faster revenues and profitability growth. ZOOZ is publicly traded on NASDAQ and TASE under the ticker ZOOZ

For more information, please visit: www.zoozpower.com/

Investor Contact:

Miri Segal – CEO

MS-IR LLC

msegal@ms-ir.com

Media enquiries:

Media@zoozpower.com

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of ZOOZ Power. All statements other than statements of historical facts contained in this press release, including statements regarding ZOOZ Power, and any of ZOOZ Power’s strategy, future operations and statements related to the collaboration between ZOOZ Power and “ON” charging network (including any plans to implement ZOOZ Power’s solution and upgrade an additional site of “ON” on Route 6) are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause ZOOZ Power’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and other risks and uncertainties are more fully discussed in the “Risk Factors” section of ZOOZ’s most recent Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission (“SEC”) as well as other documents that may be subsequently filed by the Company from time to time with the SEC. The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements relating to the limited operating history and evolving business model that make it difficult for investors to evaluate ZOOZ Power’s business and future prospects, material weaknesses identified in ZOOZ Power’s internal control over financial reporting and the potential results of ZOOZ Power being unable to remediate these material weaknesses, or identify additional material weaknesses in the future or otherwise failure to maintain an effective system of internal control over financial reporting, ZOOZ Power’s management’s determination that substantial doubt exists about the continued existence of ZOOZ Power as a “going concern”, changes to fuel economy standards or changes to governments’ regulations and policies in relation to environment or the success of alternative fuels which may negatively impact the EVs market and thus the demand for ZOOZ Power’s products, delays in deployment of public ultra-fast charging infrastructure which may limit the need and urgency for ZOOZ Power’s products, the potential outcome of ZOOZ Power’s collaborations with third parties for installation of its flywheel-based power boosting solution, and conditions in Israel and in the Middle East, including the effect of the evolving nature of the ongoing “Swords of Iron” war, may adversely affect ZOOZ Power’s operations. These forward-looking statements are only estimations, and ZOOZ Power may not actually achieve the plans, intentions or expectations disclosed in any forward-looking statements, so you should not place undue reliance on any forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements made in this Press Release. Management of ZOOZ Power has based these forward-looking statements largely on current expectations and projections about future events and trends that such persons believe may affect ZOOZ Power’s business, financial condition and operating results. Forward-looking statements contained in this Press Release are made as of the date hereof, and none of ZOOZ Power or any of its representatives or any other person undertakes any duty to update such information except as may be expressly required under applicable law.